UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE
         Mail Stop 3561

				March 21, 2006

By Facsimile and U.S. Mail

Mr. John Hanna
Chief Executive Officer
The Fashion House Holdings, Inc.
6310 San Vicente Blvd., #275
Los Angeles, California 90048

		Re:	The Fashion House Holdings, Inc.
			Form 10-QSB for the quarterly period ended September
30, 2005
			Filed January 3, 2006
			File No. 033-07075-LA
			Form 8-K
			Filed August 22, 2005
			Form 8-K/A
			Filed December 6, 2005

Dear Mr. Hanna:

	We have reviewed your response to our prior comments dated February 6, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-QSB for the quarterly period ended September 30, 2005

Note 2 - Accounts Receivable Factoring, page 12

1. We note you have included the amount of factored and unfactored accounts receivable comprising the total amount presented on the face of the balance sheet in response to our prior comment 4. Please revise future filings to provide a reconciliation as previously requested and as illustrated below.
		Receivables assigned to factor		$ XXX
		Advances to (from) factor			  (XXX)
		Amounts due from (to) factor			   XXX
		Unfactored accounts receivable		   XXX
		Allowances for returns and allowances	  (XXX)
								$ XXX

Form 8-K

General

2. We note the amended Form 8-K filed on February 15, 2006, which does not include the revisions and comments addressed in your response to us dated March 10, 2006. Please file an amended Form 8-K, which includes the revisions.


	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran
		Branch Chief
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Mr. John Hanna, Chief Executive Officer
The Fashion House Holdings, Inc.
March 21, 2006
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